United States securities and exchange commission logo





                             December 1, 2021

       Chris Schelling
       President and Chief Executive Officer
       Acer Therapeutics Inc.
       One Gateway Center, Suite 351
       300 Washington Street
       Newton, MA 02458

                                                        Re: Acer Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 24,
2021
                                                            File No. 333-261342

       Dear Mr. Schelling:

               We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. It appears your public float is not sufficient to meet the Transaction Requirement in
                                                        Instruction I.B.1 of
Form S-3. To the extent you intend rely on Instruction I.B.6 of Form
                                                        S-3, please file a
pre-effective amendment to provide the information required on the cover page. Refer to
Instruction 7 of Form S-3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Chris Schelling
Acer Therapeutics Inc.
December 1, 2021
Page 2

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.



                                                        Sincerely,
FirstName LastNameChris Schelling
                                                        Division of Corporation
Finance
Comapany NameAcer Therapeutics Inc.
                                                        Office of Life Sciences
December 1, 2021 Page 2
cc:       Patty DeGaetano, Esq.
FirstName LastName